SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05035683

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44381

RECEIVED FEB 28 2005 PROCESSING SECTION 202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strome Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1500
(No. and Street)

Santa Monica California 90401-1304
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Lambert (310) 917-6600
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 Beverly Hills California 90210
(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Jeffrey Lambert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strome Securities, L.P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

PAMELA J. WATSON
Commission # 1516681
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROME SECURITIES, L.P.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

STROME SECURITIES, L.P.

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Strome Securities, L.P.

We have audited the accompanying statement of financial condition of Strome Securities, L.P. as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Strome Securities, L.P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 18, 2005

STROME SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	97,587
Due from broker		767,193
Commissions receivable		163,576
Securities owned, at market		300,000
Securities owned, at fair value		15,000
Property and equipment, net of accumulated depreciation of $199,267		18,447
Other assets		3,950
	$	1,365,753
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable, accrued expenses and other	$	159,201
Due to affiliate		59,478
Total liabilities		218,679
Partners' capital		1,147,074
	$	1,365,753

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Strome Securities, L.P. (the Partnership) is organized as a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC), under paragraph (k)(2)(ii).

The term of the Partnership will continue until December 31, 2025, as provided for in the Partnership agreement (the Agreement), unless sooner terminated. The Partnership is managed by SSS Securities, Inc. (the General Partner).

Securities Owned, at market

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Valuation of Investments in Securities at Fair Value

The Partnership values its investments in securities for which there is no ready market at fair value as determined by management in accordance with the Agreement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Revenues and Expense Recognition from Securities Transactions

Securities transactions are accounted for on a trade-date basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Property and Equipment

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives (generally five years) using the straight-line method.

Depreciation expense for the year ended December 31, 2004 amounted to $17,098.

Income Taxes

The Partnership is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statement. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Due from broker

In the normal course of business, all of the Partnership's securities transactions, money balances and security positions are transacted with brokers. The Partnership is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

3. Securities owned

Details of securities owned at market value and fair value at December 31, 2004 are as follows:

Market Value	
Bonds	$ 300,000
Fair Value	
Equity securities	$ 15,000

4. Employee benefit plan

The Partnership maintains a qualified employee benefit retirement plan under Internal Revenue Code Section 401(k) covering substantially all full-time employees. Participants may contribute a percentage of their compensation up to the maximum allowed.

5. Off-balance-sheet risk

Pursuant to clearance agreements, the Partnership introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Partnership and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

6. Net capital requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $1,081,787 which was $981,787 in excess of its required minimum net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.20 to 1.

There are no material differences between the computation of net capital and the computation of net capital in the Partnership's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004.

7. Related-party transactions

Certain partners of the Partnership are affiliated with various general partners of, and investment advisers to, various investment funds (the Funds).

The Partnership earns commissions on the Funds' securities transactions. For the year ended December 31, 2004, the Partnership earned approximately $ 1,180,500 in net commissions on such transactions.